

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Ilan Danieli
Chief Executive Officer
Precipio, Inc.
4 Science Park
New Haven, Connecticut 06511

      Re: Precipio, Inc.
           Registration Statemen on Form S-1
           Filed July 7, 2023
           File No. 333-273172

Dear Ilan Danieli:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jordan Nimitz at 202-551-5831 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Stephen Davis, Esq.